Exhibit 99.2

Press Contact:
Rhiannon Staples
NICE Actimize
+1-212-994-3878
rhiannon.staples@actimize.com

Investors:
Daphna Golden
NICE Systems Ltd.
+1-877-245-7449
daphna.golden@nice.com

NICE Actimize Implements Market Surveillance Solution for the Russian Regulator,
Federal Financial Markets Service, to Help Combat Market Manipulation and Insider
Dealing

The solution was successfully deployed in less than three months, and within just two weeks identified cases requiring further investigation

NEW YORK, NY – (December 02, 2010) -- NICE Actimize, a NICE Systems (NASDAQ:NICE) company and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, today announced that the federal executive body regulating the Russian Federation’s financial markets, Federal Financial Markets Service (FFMS), has deployed NICE Actimize’s solution for market surveillance. The FFMS has already uncovered suspect activity from its implementation of the Actimize Market Surveillance solution, which includes compliance monitoring for equity, fixed income, futures and other securities and trading products.

The FFMS currently monitors tens of millions of orders daily from the two primary Russian exchanges, the Moscow Interbank Currency Exchange (MICEX) and the Russian Trading System (RTS), involving some one million executions.  The FFMS sought the Actimize Market Surveillance solution in its efforts to enforce a new Russian Federal Law that is expected to go into effect January 2011:”On Counteracting the Abuse of Inside Information and Market Manipulation and Amendment of Certain Legislative Acts of the Russian Federation.”  This new law seeks to enable the FFMS to enact new regulations and is intended to reinforce market integrity and transparency in Russian financial markets.

Working alongside implementation partners FUN, one of the largest systems integrators in Russia, and Prognoz, a BI applications provider, NICE Actimize was able to execute the project very quickly.  The implementation commenced at the beginning of July and the solution went live within a span of just ten weeks.

“We are determined to ensure fair trading practices and prevent market abuse. Sophisticated abuse patterns require sophisticated compliance measures,” said Mr. Milovidov, Head of the FFMS. “We conducted a rigorous search with stringent criteria before choosing NICE Actimize for the automation of our regulatory compliance initiatives. In the two weeks since going live with the solution, we have already identified three potential wash trade cases that we are currently investigating.”

NICE Actimize’s market surveillance solutions are used by the largest European and American financial institutions and regulators to increase their insight into suspicious behaviour and improve risk and compliance management. While some regulators, securities firms and investment banks still rely on manual or semi-automated processes to monitor compliance with market abuse regulations, automation such as that provided by NICE Actimize can radically improve the identification and reporting of suspicious transactions.  Leveraging proven detection models with sophisticated analytics to assign priority scores to alerts, the solutions delivers strong surveillance capabilities and improves efficiency for regulators, trading managers and compliance staff.

“We are pleased that the FFMS has joined our growing list of regulators across the globe that are leveraging our technology in their efforts to detect noncompliant activities.  By automating the detection and prevention of market abuse, the FFMS and the Russian Federation have established themselves as industry leaders,” said Amir Orad, president and chief executive officer of NICE Actimize.  “Russian regulations and penalties are expected to continue to proliferate, and proven, powerful, and flexible tools must be in place to ensure a meaningful impact for the myriad of traders who are committed to fair trading practices.”

NICE Actimize, a NICE Systems company, is the world’s largest and broadest financial crime, risk and compliance solutions provider.  The company provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions built upon a single flexible software platform. Implemented by the majority of the world’s largest financial institutions, including all of the top 10 banks, the company’s solutions enable clients to mitigate financial crime risk, improve compliance, and reduce operational costs. www.actimize.com.

About the Federal Financial Markets Service (FFMS)
The Federal Financial Markets Service of Russia is the federal executive authority empowered to enact legislations, exercise financial market control and supervision in the sphere of pension assets formation and investment and exchange activity. For more details on the Federal Financial Markets Service of Russia please visit FFMS’s website: www.fcsm.ru

About FUN Group
Fun Group of Companies has been successfully conducting its business in the IT market since 1991. Now Fun Group is in the list of TOP-100 Russian IT companies, occupying the 27th place in the general rating and the 5th place in the rating of ТОР-10 Distributors according to Expert Rating Agency (2009 release). For more details on Fun Group please visit the company’s web-site: www.fun.ru or contact Olga Belostotskaya via e-mail: fob@fun.ru

About Prognoz
Prognoz is the leading Russian developer of information analysis systems and decision-support systems. The Company’s list of customers includes without limitation over forty Federal Ministries and Offices of Russia, regional authorities, major banks and enterprises, leading international organizations and financial institutions. For more details on Prognoz please visit company’s web-site: www.prognoz.ru or contact Elena Mechenkova via e-mail: mechenkova@prognoz.ru

About NICE Systems
NICE Systems is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Orad, are based on the current expectations of the management of NICE-Systems Ltd.(the Company)only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.